ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

May 11, 2012

Enerplus Shareholders Approve Stock Dividend Program

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce that shareholders today approved the implementation of a Stock Dividend Program ("SDP") at our Annual & Special Meeting.

Effective June 1st, 2012, all Enerplus shareholders will now be able to receive dividends in the form of shares instead of receiving a cash dividend. Participation in the SDP is optional and allows Enerplus shareholders to continue to receive cash dividends unless they elect to participate in the SDP.

Benefits of the SDP

- Dividends will be paid in the form of shares to those shareholders who elect to participate in the SDP at 95% of the weighted average market price calculated 5 days before the payment date and all fees associated with the SDP will be paid by Enerplus.

- Participation in the SDP is not expected to generate dividend income for Canadian shareholders holding their shares in taxable accounts. Shares issued under the SDP will have a nominal cost for Canadian tax purposes and as a result, receipt of stock dividends under the SDP will effectively result in a downward adjustment to the shareholder's cost base and would be taxed as a capital gain or loss upon the eventual sale of the shares. In addition, Canadian shareholders participating in the SDP may also benefit if the tax rate on capital gains is lower than the tax rate on dividend income applicable to their individual circumstances.

- Non-Canadian shareholders holding Enerplus shares in a taxable account who elect to participate in the SDP are not expected to be subject to Canadian withholding taxes that typically range from 15% - 25% on dividends paid by Enerplus. Therefore the number of shares received under the SDP will reflect the entire amount of the stock dividend.

- Shareholders can elect to receive stock dividends on all or some of their shares.

- Shareholders with tax-deferred accounts are not expected to be impacted.

All shareholders are advised to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends. For more details discussing the potential tax consequences of the SDP, please refer to Enerplus' Management Information Circular dated March 9, 2012 filed on SEDAR and EDGAR and available on our website at www.enerplus.com/investor/financial/reports.cfm.

How to Enroll in the SDP

Shareholders wishing to participate in the SDP should contact their broker or intermediary or, in the case of registered shareholders, contact our transfer agent, Computershare Trust Company, or visit our website to obtain the necessary enrolment forms.

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

Termination of the Current Dividend Reinvestment Plan

As a result of receiving shareholder approval for the SDP, the current Dividend Reinvestment Plan ("DRIP") will be terminated on May 25, 2012. As a result, all Shareholders who are currently participating in our DRIP program will need to make an election to participate in the SDP and must either contact their broker to enroll or if they are a registered shareholder, complete the enrolment forms available on our website. Cash dividends will be paid unless Shareholders make an election to participate in the SDP.

If you have any questions or for further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation